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www. dechert.com

SHAYNA GILMORE

shayna. gilmore@dechert.com
+1 202 261 3362	Direct
+1 202 261 3091	Fax

May 18, 2020

Via Edgar

Ms. Samantha A. Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Funds (File No. 811-04782) (the “Registrant”)

Dear Ms. Brutlag,

This letter responds to comments that you provided to me on Friday, April 10, 2020 regarding your review of Amendment No. 256 under the Investment Company Act of 1940 (“Amendment No. 256”) to the Registrant’s registration statement filed on behalf of the HSBC Opportunity Portfolio (the “Portfolio”) with the U.S. Securities and Exchange Commission on February 28, 2020. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Please revise the order of the Portfolio’s principal investment risks so that they appear by order of importance rather than alphabetically.

Response: The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrant believes that the current disclosure adequately and clearly describes the principal risks of investing in the Portfolio. In addition, the importance of each risk will change over time based on a variety of economic, market, and other factors. Therefore, the Registrant believes that re-ordering its current risk disclosure to emphasize certain risks over others could potentially be misleading to investors. Accordingly, no changes have been made in response to this comment.

2.

Comment: In light of ongoing market events resulting from the outbreak of the coronavirus (COVID-19), please revise the current disclosures to address the impact of these market events. If the Registrant does not believe such revisions are necessary, please supplementally explain why.

Response: The Registrant has included additional disclosure in its registration statement to address the comment.

*          *          *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3362 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Best regards,

/s/ Shayna Gilmore

Shayna Gilmore

cc:

Richard A. Fabietti, President, HSBC Funds, and Senior Vice President, Head of Product Management, HSBC Global Asset Management (USA) Inc.

James M. Curtis, Chief Legal Officer, HSBC Funds, and Associate General Counsel, HSBC Technology & Services (USA) Inc.

David J. Harris, Dechert LLP

Brenden P. Carroll, Dechert LLP